Exhibit 99.6

Wipro Limited

Results for the Quarter ended December 31, 2017

Operating Metrics Pertaining to IT Services Segment

A. IT Services

	FY 17-18			FY 16-17
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Total IT Business Revenue
IT Services Revenues ($MN)	2,013.0	2,013.5	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
Sequential Growth	0.0%	2.1%	0.9%	4.9%	2.7%	-0.7%	-0.8%	2.6%
Sequential Growth in Constant Currency*	0.9%	0.3%	0.3%	7.0%	1.7%	0.6%	0.9%	2.0%
Operating Margin %	14.8**	17.3%	16.8%	18.0%	18.3%	18.3%	17.8%	17.8%
** Excluding the one time impact of insolvency of a customer, post balance sheet date, the normalized operating margin for the quarter was 17.2%
Practices
Analytics	7.0%	7.1%	7.1%	7.1%	6.9%	7.0%	7.3%	7.4%
Application Services	45.3%	45.5%	45.8%	44.7%	45.7%	44.4%	43.8%	44.7%
Business Process Services	12.6%	12.1%	12.0%	13.0%	12.3%	13.3%	13.4%	12.9%
Global Infrastructure Services	28.2%	28.4%	28.1%	28.0%	28.0%	28.1%	28.2%	27.9%
Product Engineering	6.9%	6.9%	7.0%	7.2%	7.1%	7.2%	7.3%	7.1%
Strategic Business Units
Communications	6.4%	6.5%	6.8%	7.3%	6.9%	7.4%	7.5%	7.6%
Consumer Business Unit	16.0%	15.9%	15.8%	15.8%	15.8%	15.8%	15.7%	15.8%
Energy, Natural Resources and Utilities	12.4%	13.5%	13.4%	13.1%	13.1%	13.0%	12.9%	13.2%
Banking, Financial Services and Insurance	28.5%	27.6%	26.7%	25.7%	26.0%	25.5%	25.5%	25.6%
Healthcare and Lifesciences	14.0%	13.7%	14.8%	15.6%	15.4%	16.0%	16.0%	15.3%
Manufacturing and Technology	22.7%	22.8%	22.5%	22.5%	22.8%	22.3%	22.4%	22.5%
Geography
Americas	53.1%	53.6%	54.5%	54.7%	54.9%	55.5%	54.8%	53.5%
APAC and Other Emerging Markets	11.0%	11.4%	10.9%	10.8%	10.8%	10.9%	10.8%	10.7%
Europe	25.9%	25.1%	24.2%	24.4%	24.4%	23.6%	24.0%	25.4%
India & Middle East business	10.0%	9.9%	10.4%	10.1%	9.9%	10.0%	10.4%	10.4%
Guidance ($MN)	2,014-2,054	1,962-2,001	1,915-1,955		1,922-1,941	1,916-1,955	1,931-1,950	1,901-1,939
Guidance restated based on actual currency realized ($MN)	1,996-2,036	1,999-2,038	1,927-1,967		1,941-1,960	1,891-1,930	1,899-1,918	1,912-1,950
IT Services Revenues ($MN)	2,013.0	2,013.5	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
Customer size distribution (TTM)
> $100M	9	9	9	9	9	9	8	9
> $75M	17	16	18	18	18	17	19	19
> $50M	41	39	36	34	34	33	33	33
> $20M	90	90	90	91	91	90	91	91
> $10M	167	170	163	163	163	170	171	170
> $5M	272	270	262	268	268	264	258	252
> $3M	364	370	357	354	354	349	341	336
> $1M	635	627	624	602	602	576	571	565
Revenue from Existing customers %	98.2%	99.2%	99.6%	98.0%	96.0%	97.6%	98.6%	99.7%
Number of new customers	79	41	45	256	51	108	47	50
Total Number of active customers	1281	1274	1244	1323	1323	1259	1180	1208
Customer Concentration
Top customer	3.1%	3.1%	2.9%	2.7%	2.9%	2.8%	2.6%	2.5%
Top 5	11.3%	11.0%	10.3%	10.0%	10.0%	10.0%	10.1%	10.3%
Top 10	17.8%	18.0%	17.5%	17.1%	16.9%	16.9%	17.5%	17.6%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

	FY 17-18			FY16-17
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
% of Revenue
USD	58%	58%	59%	61%	60%	61%	61%	60%
GBP	10%	10%	10%	10%	10%	10%	10%	11%
EUR	9%	9%	9%	9%	9%	9%	9%	9%
INR	8%	8%	8%	7%	7%	7%	8%	8%
AUD	5%	5%	4%	4%	4%	4%	4%	4%
CAD	2%	3%	3%	2%	3%	2%	2%	2%
Others	8%	7%	7%	7%	7%	7%	6%	6%
Closing Employee Count	162,553	163,759	166,790	165,481	165,481	164,176	159,791	158,272
Utilization (IT Services excl. Infocrossing, BPS, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)
Gross Utilization	71.0%	72.9%	72.0%	71.5%	73.1%	71.6%	71.2%	69.9%
Net Utilization (Excluding Support)	80.0%	81.8%	80.3%	80.2%	81.9%	80.0%	80.2%	78.8%
Net Utilization (Excluding Trainees)	81.9%	82.5%	82.1%	82.3%	84.8%	81.9%	82.8%	79.7%
Attrition
(IT Services excl BPS)
Voluntary TTM	15.9%	15.7%	15.9%	16.3%	16.3%	16.3%	16.6%	16.5%
Voluntary Quarterly Annualized	16.2%	16.7%	16.1%	16.3%	14.8%	15.4%	17.2%	17.9%
BPS %- Quarterly	12.8%	13.5%	12.8%	11.5%	11.2%	10.7%	12.2%	11.7%
BPS % - Post Training Quarterly	11.1%	11.9%	11.4%	9.3%	9.0%	8.2%	10.8%	9.0%
Sales & Support Staff - IT Services	14,881	14,880	14,769	14,466	14,612	14,385	14,543	14,324
B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)
Revenue from FPP	57.7%	57.7%	58.2%	57.1%	58.3%	57.7%	56.4%	56.0%
Onsite Revenue – % of Services	53.5%	53.2%	53.6%	53.7%	52.8%	53.5%	53.9%	54.4%
Off shore Revenue – % of Services	46.5%	46.8%	46.4%	46.3%	47.2%	46.5%	46.1%	45.6%

C. Growth Metrics For Quarter ended December 31, 2017

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %
IT Services	0.0%	5.8%	0.9%	3.0%
Strategic Business Units
Communications	-2.1%	-9.0%	-0.7%	-12.8%
Consumer Business Unit	0.5%	7.7%	1.2%	5.6%
Energy, Natural Resources and Utilities	-7.9%	0.9%	-6.1%	-2.7%
Banking, Financial Services and Insurance	3.3%	17.9%	4.4%	14.5%
Healthcare and Lifesciences	2.1%	-7.3%	2.5%	-8.5%
Manufacturing and Technology	-0.4%	7.7%	0.0%	4.8%
Geography
Americas	-1.1%	1.0%	-0.7%	0.6%
APAC and Other Emerging Markets	-3.5%	7.5%	-0.5%	4.5%
Europe	3.3%	16.2%	4.7%	7.9%
India & Middle East business	1.2%	6.4%	1.4%	3.5%
Practices
Analytics	-1.2%	6.0%	-0.4%	3.6%
Application Services	-0.4%	7.8%	0.6%	4.5%
Business Process Services	4.3%	0.3%	4.7%	-1.1%
Global Infrastructure Services	-0.7%	6.4%	0.4%	3.2%
Product Engineering	-0.7%	1.3%	-0.3%	0.0%

D. Annexure to Datasheet
Segment-wise breakup of Cost of Revenues, S&M and G&A	Q3 FY 17-18 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	91,773	4,118	85	95,976
Selling and marketing expenses	11,020	75	(22)	11,073
General and administrative expenses	9,963	110	(82)	9,991
Total	112,756	4,303	(19)	117,040